EXHIBIT  2.3

Minco Gold Corporation

(Formerly Minco Mining & Metals Corporation)

Management’s Discussion and Analysis

For the Period Ended June 30, 2007

This management’s discussion and analysis (“MD&A”), dated August 7, 2007 should be read in conjunction with the accompanying unaudited consolidated financial statements and notes prepared by management for the period ended June 30, 2007 and the audited consolidated financial statements and notes prepared by management for the year ended December 31, 2006. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information, including the above mentioned audited consolidated financial statements for the year ended December 31, 2006 and the MD&A and annual information form (AIF) for the same period, which contain extensive disclosure of the history and properties of the Company, are available on SEDAR and may be accessed at www.sedar.com.

Company Overview

Minco Gold Corporation (“Minco Gold” – formerly Minco Mining & Metals Corporation), referred to with its subsidiaries as the “Company”) was incorporated under the laws of British Columbia, Canada and is engaged in the acquisition and exploration of mineral resource properties in the People’s Republic of China. Through joint ventures with various Chinese governmental entities and alliances with mining enterprises in China, the Company is working to build a strong portfolio of commercially viable projects in China.

The Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1996, the Company has been active in Chinese mineral exploration and property evaluation and plans to build a portfolio of precious metal properties in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Hunan, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated many Chinese mineral properties.

China has large mineral deposits and, as a result, there has been a steady growth in the number of foreign mining companies doing business in China.

The Company’s corporate structure consists of:

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Wholly-owned subsidiaries - Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”), Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”), Henan Zhongjia Minco Mining Co., Ltd. (“Zhongjia Minco”), and its interests in the Longnan, Jinniusan and Xiaoshan projects, incorporated in the People’s Republic of China; Minco Base Metals Corporation (“Minco Base Metals”), incorporated in British Columbia; and Triple Eight Mineral Corporation (“Temco”), incorporated in the British Virgin Islands.

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Joint ventures and business combinations- the Company has contractual rights to earn into the following projects and joint ventures:

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up to 51% of a joint venture company formed and known as Guangzhou Mingzhong Mining Co., Ltd. (the “Mingzhong JV”), formerly “Mingzhong Guangdong Minco-Jinli Mining Co. Ltd, (the “Jinli JV”)  - holding company for the Changkeng Gold project;

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up to 80% of a joint venture company formed and known as Gansu Keyin Mining Co. Ltd. (the “Keyin JV”) - holding company for the Yangshan (Anba) Gold project and White Silver Mountain project;

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up to 75% of a joint venture company to be formed and known as Gansu Minco Mining Co., Ltd. (the “Gansu JV”) - holding company for Minco-Qinqi project (formerly West Extension of Yangshan);

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up to 75% of a joint venture company formed and known as Inner Mongolia Damo Mining Co. Ltd. (the “Damo JV”) - holding company for the Gobi Gold project; and

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up to 75% of a joint venture company formed and known as Inner Mongolia Huayu-Minco Mining Co., Ltd. (the “HYMK JV”) - holding company for the BYC Gold project.

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Equity interests – 45% equity interest in Minco Silver Corporation (“Minco Silver”).

Foreign Exchange Rates

The Company undertakes many transactions in US dollars and RMB. Information concerning exchange rates between these currencies and the Canadian dollar is summarized below:

	RMB	US$
2006 2nd quarter average	7.146	0.891
June 30, 2006	7.151	0.893
2006 average	7.040	0.882
December 31, 2006	6.708	0.858
2007 2nd quarter average	6.816	0.882
June 30, 2007	7.200	0.944

Company’s Operations

The following is a discussion of the current plans for the properties and projects that Minco Gold holds directly and through its subsidiaries. Please refer to the AIF and MD&A for the year ended December 31, 2006, available on SEDAR and accessible at www.sedar.com, for historical information on these properties.

Minco Gold

Changkeng Gold Project

On September 28, 2004, Minco Gold signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China.

Pursuant to the contract, Minco Gold and its partners will form the Jinli JV, a Sino-Foreign joint venture with a total investment of 100 million RMB (approximately $14.9 million), to explore and develop the Changkeng gold deposit. To earn a 51% equity interest in the Jinli JV, Minco Gold must contribute 51 million RMB (approximately $7.6 million) in six installments. The information for the six installments is described in detail in the MD&A for the year 2004 as filed on SEDAR at www.sedar.com.

The Jinli JV is to acquire the Changkeng exploration permit from the No. 757 Exploration Team of Guangdong Geological Exploration Bureau. The value of the exploration permit has been appraised at 33 million RMB (approximately $4.85 million) by an independent valuator, which was confirmed by the Ministry of Land and Resources of China. The Jinli JV is to pay the 33 million RMB for the exploration permit in three installments within 360 days of the transfer of the Changkeng exploration permit to the Jinli JV.  The remaining 67 million RMB committed by the partners to the Jinli JV will be used for project exploration and feasibility studies on the mine property.

On February 8, 2007, Minco China signed a joint venture article with three Chinese partners to form a joint venture company Guangzhou Mingzhong Mining Co., Ltd. (“Mingzhong”). Under the terms of the joint venture article, Minco China may earn up to a 51% interest in the joint venture provided that it invests approximately $425,000 (RMB 3.06 million) in the joint venture.  As of June 30, 2007, Minco China has paid RMB 3 million (approximately $417,000).

A drilling program completed late in 2004, consisting of eight drill holes, confirmed results of both the previous Chinese drilling and also the continuity of the No.1 zone towards the east and south. A proposal for a drilling program was presented to the joint venture partners in January 2006. This program consists of systematic infill drilling, which it is expected will allow up-grading of resources to the Canadian Institute of Mining, Metallurgy and Petroleum “indicated” category.  The drilling program will also include holes to test for extensions of known mineralization.

The original Changkeng exploration permit, which expired in September 2006, has been renewed until September 10, 2008, and is presently held by the No. 757 Exploration Team. The Company is in the process of obtaining all the required government approvals on the Mingzhong  so that the exploration permit can be transferred to the JV. As of the date of MD&A, the Changkeng Permit has yet to be acquired by Mingzhong.

In 2006, the implementation of the proposed comprehensive exploration program was delayed because the government approval procedures for the Mingzhong had not been finalized in time as expected. Instead of the proposed 10,000m drilling program, Minco Gold and its JV partners drilled two holes, ZK0103 and ZK0807, to meet the minimum expenditure requirement at Changkeng.  The results of that limited program generally confirm the previous results.

Exploration plan for 2007

With the completion of all government approvals, an extensive exploration program has been planned to delineate the mineralization. At Changkeng, approximately 10,000 metres of infill drilling is planned to upgrade the current inferred resources to a higher level of resource category.  A Resource Estimation will be conducted when the drilling has been completed. Geotechnical, environmental, and mining plant studies are also proposed. A Preliminary Economic Assessment will then be initiated after the Resource Estimation is complete.

The application to transfer the title of Changkeng from No. 757 Exploration Team to the Mingzhong or Minco China is still going through various government approvals. Full implementation of the proposed exploration program will depend on how soon the approval will be finalized.

Yangshan (Anba) Gold Project

The Company does not consider the Anba gold property to be a material property and does not intend to undertake any exploration expenditures on the property at the current time.

Minco-Qinqi Project (formerly West Extension of Yangshan)

Minco Gold signed a definitive joint venture contract in October 2004 with Gansu Qinqi Mining Co. Ltd. to form the Gansu JV for the exploration and development of mineral resources on three gold properties located on the Yangshan gold belt in Gansu, China. These properties are:

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Guanniuwan

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Hongyangou

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Guojiagou

The total initial investment in the joint venture is 10 million RMB (approximately $1.47 million), with 75% to be contributed by Minco Gold (approximately $1.1 million).

During 2004-2005, the Company conducted a field program consisting of soil sampling, geological mapping and trenching on the Guanniuwan and Guojiagou properties. Several good anomalies were defined on the two properties.

Gansu JV is in the process of obtaining the required government approval, including a business license and exploration permit transfer for the three properties.  The documents for the exploration permit transfer have been submitted. Once the exploration permit is transferred from No. 2 Exploration Institute to Gansu Qinqi Mining Co. Ltd., the Gansu JV may start the title transfer from Gansu Qinqi Mining Co. Ltd. to Ganzu JV. The Company does not intend to carry out any exploration activities on the properties until all the required approvals have been granted.

Gobi Gold Project

Minco Gold has earned a 57% interest in the Damo JV by spending approximately $1.5 million up to June 30, 2007, and can earn up to 75% interest with a total contribution of 18 million RMB (approximately $2.6 million).

For the exploration year of 2007, a 2,000m drilling program estimated to cost approximately $225,000 has been proposed to evaluate exploration potential in areas where surface gold mineralization has been discovered in the geologically favorable terrain within the permit. The drilling program will be primarily focused on tracing the strike and dip extensions of the thick low-grade gold mineralization intersected in the previous drilling program. Field preparation for the drilling program will begin in early August. The drilling program is expected to be initiated at the end of August or September.

BYC Gold Project

In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. (“New Cantech”) whereby New Cantech acquired two options to acquire up to a 60% interest in the Company’s BYC Gold project in Inner Mongolia, China. The Company received 500,000 common shares in the capital stock of New Cantech and agreed to spend 12 million RMB (approximately $1.8 million) in exploration over three years.

On September 28, 2006, New Cantech notified the Company that it didn’t want to proceed further with the option, and the two parties signed a termination agreement on October 3, 2006 after New Cantech had spent approximately $780,000 on the property. Pursuant to the BYC Option Agreement, New Cantech reconveyed to the Company all of its rights and interest in and to the BYC Property.

An exploration program in 2007 will consist of detailed structural mapping by an experienced structural specialist to identify structural controls on gold mineralization; Structural targets will be further tested by surface trenching.

Minco geologists will set up the field camp in July and began trenching and sampling along the major structurally controlled mineralized surface zones. A consulting structural geologist is planned to be on site in September for a more detailed discovery-oriented study on structural geology of the property.

Xiaoshan Project

The Xiaoshan project consists of two exploration permits, the 17.1km2 Huluyu permit and the 12km2 Dafangshan permit and both permits are held by the Henan Nonferrous Exploration and Mining Company (“HNEM”), a subsidiary of the Nonferrous Geological Exploration Bureau of Henan Province. Tectonically, the Xiaoshan project area sits at the Xiaoshan uplift block on the southern rim of the North China Craton. The area also forms part of east section of the E-W trending Qinling metallogenic belt. Host rock of gold and silver mineralization is mainly composed of interbedded chlorite-albite schist, sericite-quartz-albite schist, plagioclase- amphibole schist, and biotite-plagioclase gneiss.

A total of 13 gold and silver veins have been identified on surface within the Huluyu permit. Mineralized veins occur as thin veins in structural cataclastic belts and mainly controlled by NW- and NNW-trending faults. 7 gold and silver veins have been identified on surface in the Dafangshan area. Mineralized veins occur as thin structural veins within cataclastic alteration zones which are controlled by NW-, NE- and EW-trending faults.

On April 30, 2007, a JV contract was signed between Minco China and HNEM to jointly explore and develop the precious and nonferrous resources in the Xiaoshan project area. On June 11, 2007, a business license was issued to the JV, Henan Zhongjia Minco Mining Co. Ltd., in early June and the title transfer of the exploration permits are in process.

An exploration program has been proposed by the JV and exploration activities for Phase I program will consist of underground tunnelling and a comprehensive surface investigation consisting of mapping and sampling.

Minco China

Gold Bull Mountain Gold Project

The Company has established a subsidiary company, Yuanling Minco for the purpose of initiating its exploration and mining activities in the major gold-producing areas in the West and Southwest Hunan province.  In July 2006, Minco China’s wholly owned subsidiary Yuanling Minco entered into a Gold Bull Mountain Mining License Transfer Agreement with Yuanling County Government.  On August 10, 2006, the Gold Bull Mountain Mining License was transferred to Yuanlin Minco. In 2006, the Company paid a total of RMB 2,546,652 (approximately $358,400), which included a mining licence transfer fee of RMB 1,000,000 (approximately $143,000), an environmental protection fee of RMB 740,000 (approximately $104,000) and other related costs.

On August 5 2006, the Company entered into a Shareholding and Enterprise Assets Transfer Agreement to acquire Huaihua Tiancheng in order to obtain exploration permits for the areas around the Jinniusan mining licensed area. The acquisition price was RMB 6,000,000 (approximately $847,000) which has been paid in full.

A business license for mineral exploration, mining and smelting was granted to Yuanling Minco by the relevant government branch of local government and it will be valid for 30 years. As of August 25, 2006. Yuanling Minco had acquired a mining permit of 0.178 km2 and an exploration permit of 16.78 km2 over the significant Gold Bull Mountain gold mineralization belt in Yuanling county, Hunan province. The mining permit was transferred to Yuanling Minco from the former state-owned Gold Bull Mountain gold mine with a payment by Yuanling Minco of RMB 1 million for the mining permit and the equipment and facilities attached to it. The exploration permit was acquired by taking over a private mining company which holds the exploration permit for the adjacent area of the Gold Bull Mountain gold mine with a cost of RMB 6 million. The current exploration and mining permits will be valid until the middle of 2009 and renewable hereafter. Yuanling Minco and its mining and exploration permits are now totally controlled by Minco Gold.

The Gold Bull Mountain property is located in Yuanling county, Hunan province and is connected to the Yuanling county town by 40km paved road and 30km gravel road. The topography is characterized with northeast trending low rolling hills from 92 to 232m above sea level with a height difference from 100 to 140 meters. Water and power supply is sufficient for future mine production and exploration in the area.

The Gold Bull Mountain gold mineralization belt is located at the northeast section of the Xuefeng (Snow Mountain) metallogenic belt which hosts the most important gold and antimony deposits in the west and southwest Hunan province. The northeast trending Gold Bull Mountain gold mineralization belt is about 6 kilometers to the northwest direction of the large-sized Xiangxi Gold-Antimony-Tunston mine which occurs in a parallel mineralization zone.

Exploration Programs in 2006

Since August 2006, Minco Gold geologists have carried out a comprehensive investigation program consisted of underground surveying, mapping and sampling of accessible portions of the mine on the mining permit and a reconnaissance investigation over the exploration permit. Investigation was focused on Zone II and four major veins within the central section have been identified. The total strike length of the recognizable major vein zone is about 350m within the area of the mining permit. The average grade of the 71 channel samples is 9.87g/t with an average thickness of 0.7m.

Exploration in 2007

The major objective of exploration activities in 2007 is to further delineate and expand gold resource within the Gold Bull Mountain mining permit and to evaluate exploration potential within the exploration permit proposed. Exploration programs consist of:

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Underground development and 80mX50m grid drilling to delineate the mineable gold reserve from level 150m to level -100m within the mining permit;

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Sketch mapping program over the Gold Bull Mountain exploration permit, investigating and sampling all the available mine openings, trenches, and prospect pits; rehabilitating the most interesting mine workings; trenching over the geologically favorable sections identified in the mapping program.

Drilling and underground development programs were initiated in early January 2007. Three drill rigs were in operation at the GBM camp.

Minco expected a successful resource definition within the mining permit by underground mapping and drilling. However, almost all the assay data of gold from the drill core samples is uneconomic although quartz veinlets were intersected in most of the completed holes. One of the major reasons for the poor results may be the nugget effect which can influence the effectiveness of a drill core sampling program. Therefore, Minco decided to terminate the drilling program in mid April after 3000m was drilled and shift the exploration focus to underground tunneling and mapping for a better understanding of the distribution of gold mineralization within the mining permit and its adjacent area.

The revised exploration program includes (1) a soil geochemical sampling program over the adjacent areas of the Gold Bull Mountain mining permit; (2) a 495m drifting and crosscutting program within the Gold Bull Mountain mining permit; (3) a 280m test tunneling program near Line 49 to the SW extension of the mining permit; and (4) a test drilling program at Line 1 to evaluate the mineralization potential in Proterozoic slate which outcropped in the northeast extension of the mining permit.

The underground development, geochemical soil sampling and test drilling are now in progress.

Gansu Longnan Properties

Minco Gold’s wholly-owned subsidiary, Minco China, presently holds 13 exploration permits in the Longnan region of south Gansu Province in China. The Longnan region is within the southwest Qinling gold field. The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

Yangshan: including six exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area; potential for gold.

Yejiaba: including four exploration permits adjacent to Guojiagou exploration permit; potential for gold and antimony.

Xicheng East: including three exploration permits to the east extension of the famous Xicheng Pb-Zn mineralization belt; potential for gold, silver, lead and zinc. All these thirteen exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar to that at Anba and other gold deposits in the region.

In August 2005, the Company initiated a semi-regional stream sediment geochemical survey within the six Yangshan permits, four Yejiaba (previously called Guojiagou) permits, and three Xicheng East permits.  The survey covered approximately 913 km2 and involved collection of 3,036 stream sediment samples from active drainages at a density of approximately 3 to 4 samples per km2.  Fractions from -20 to +60 mesh of each sample were prepared at the field camp and all the prepared samples were sent to the Central Laboratory at the Institute of Geophysical and Geochemical Exploration in Langfang for analysis of Au, Ag, As. Sb, Bi, Cu, Pb, Zn, W , Mo, Ba and Hg. All of the assay data of the samples were received in middle January 2006. Minco geologists have completed data compilation and prepared an exploration proposal for the coming field season. 20 geochemical Au, As, Sb and Ag anomalies were delineated in the famous Yangshan gold trend, 12 geochemical anomalies in Yejiaba area and 11 anomalies in the Xicheng East area. Among these the 10 most significant anomalies characterized with high overlapped and continuous Au, As, Sb values have been identified at the geologically favorable terrains in the Yangshan, Xicheng East and Yejiaba permits. Exploration programs in 2006 focused on following up these most significant anomalies by infill sampling, sketch mapping, and trenching.

Reconnaissance investigation over the semi-regional geochemical anomalies was initiated in late March 2006 and significant mineral occurrences of gold, silver, antimony, lead and zinc have been discovered during the preliminary follow-up. Current exploration activities at Longnan region have been mainly focused on sketch mapping, grid and infill soil sampling and trenching in and around the discovered mineral occurrences.

Exploration program in 2006:

Up to middle December, 2006, three phases of exploration programs were completed in the Longnan project area.

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Phase I Program:

Ten of the most significant multi-element anomalies in the favourable geological terrains were selected for a reconnaissance follow up by Minco geologists from late March to early May as Phase I program in 2006. The Phase-I program was focused on the reconnaissance investigation of the availability of favourable geology and the repeatability of the geochemical anomalies at the selected major semi-regional geochemical anomalies sparsely distributed over the 1100 km2 project area. Field work at this stage has included sketch mapping and sampling along traverse lines across the selected anomalous areas and infill sampling along selected anomalous drainages. Significant evidence of gold, silver, antimony, lead and zinc mineralization has been discovered in all the three sub-project areas.

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Phase II Program:

The Phase II program at Longnan project area was initiated in early June 2006 on the basis of the results and discoveries from the Phase I program. The Phase II program has been focused in the Yangshan sub-project area, including (1) sketch mapping at the 12 km2 Yuezhao area where a gold occurrences was discovered in Phase I program, (2) soil sampling along drainage at the 42 km2 Yangshanli area where the largest and strongest Au, As and Sb anomalies were delineated with  stream sediment sampling, and (3) reconnaissance investigation of the unchecked geochemical anomalies located in geologically favourable terrains in the Yangshan sub-project area. It has been discovered that gold mineralization at an abandoned tiny pit at the Yuezhao gold occurrence is more than 10 meters in width and contains 1 to 7.3g/t Au. The mineralization zone can be traced for about 1000 meters along strike in the Yuezhao area. Peak values of 0.1 to 0.7g/t Au were detected in quite a few soil samples in the Yangshanli survey area.

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Phase III Program:

The Phase III program was organised in the middle September 2006 and included (1)110 km2 drainage soil sampling at density of about 50 samples per square kilometres in the Yangshan, Yejiaba and Xicheng East sub-project areas, (2) 24km2 grid soil sampling at density of 125 samples per square kilometre and sketch mapping over major geochemical gold anomalies in the Yejiaba and Xicheng East sub-project areas, (3) detailed mapping, trenching and sampling at the Yuezhao gold occurrence and the Yangshanli multi-element geochemical anomaly at the Yangshan sub-project area.

Two mineralized zones, ZT-1 of 840m in length and ZT-2 of 400m in length, have been delineated by surface trenching over the south zone at the south mineralization zone of the Yuezhao occurrence. Intersections of gold mineralization in trenches vary from 1.4g/t to 10.6g/t Au in grade and from 0.89m to 7.13m in width.

Nine composite Au-As-Sb-Ag anomalies have been delineated in the Yangshanli area and peak values from 0.1 to 0.8g/t Au have been detected in soil samples in most of these soil anomalies. Five alteration and mineralization zones characterized with structural breccia, chloritization, silification, pyritization and limonitization and anomalous gold from 0.1 to 0.65g/t Au in silty phyllite and phyllite within the delineated gold anomalies. Preliminary following up for the area where peak value of 0.8g/t Au was detected in soil has defined an alteration zone of 400m in length and more than 10 meters in width. A gold mineralization zone of 200m in length and 1 to 2m in width with grade from 1 to 3g/t Au was further delineated within the alteration zone.

In the Chachashi area of the Xicheng East sub-project area, a significant anomalous zone of 1000m in length and 400m in width was contoured with a threshold of 0.5g/t Ag in soil samples at the contact zone between granite intrusion and Proterozoic metamorphosed siltstone and sandstone.  12 soil samples within the anomaly contain 5 to 15g/t Ag and 0.1% Pb and Zn.

In the Chachashi area of the Xicheng East sub-project area, two significant anomalous zones of 1000m in length and 400m in width was contoured with a threshold of 0.5g/t Ag in soil samples at the contact zone between granite intrusion and Proterozoic metamorphosed siltstone and sandstone.  12 soil samples within the anomalies contain 5 to 15g/t Ag and 0.1% Pb and Zn.

Exploration in 2007

An aggressive trenching and drilling program has been proposed over the Yuezhao and the Yangshanli areas in the Yangshan sub-project area and the Chengjiagou and the Chachashi areas in the Xicheng East sub-project area in 2007. Following up for the significant stream sediment anomalies will also be continued over all the three sub-project areas.

Yuezhao:

A 2500m test drilling program was proposed for the Yuezhao area where gold mineralization was defined with surface trenching in 2006. The first six holes were designed to test the dip extension and the strike continuity of gold mineralization at depth. The drilling program was initiated in early May and four drill holes have been completed along the strike of the 1000m mineralizoned zone.

Three mineralized bodies have been delineated at surface by trenching. Mineralized Zone I-1 is controlled for 400m by trenching from exploration lines 7 to 24 and was intersected in ZK0-1 at depth of 160m. Mineralized zone I-2 un-continuously distributed for 500m at surface between exploration lines 7 and 32 and hasn’t been intersected in completed holes. Mineralized zone I-3 is located to the east of Line 68 and remains untested at depth and remains untested.

Yangshanli:

Yangshanli area has been the Company’s focus since the very begining because of the extremely very strong anomalies of Au, As, Sb in stream sediments and soils and the favorable geological conditions. Trenching and mapping have conducted over the major alteration zones identified in the sketch mapping program in late 2006 in the first half of 2007. A major EW-trending mineralization zone (not the only one) of 1600m in length has been revealed by11 irregularly distributed trenches in phyllite sequence. Although bedrock hasn't been reached in some of the trenches, obvious mineralization has been detected in several trenches  A sampling program  with a shallow rig  is in progress to collect the weathered bedrock samples beneath the soil overburden along the mineralization zone. Drilling targets will be delineated after the surface exploration program at Yangshanli area.

Xicheng East:

A preliminary reconnaissance investigation on the two strong silver anomalies at the Jiangjungou and the Xiaodonggou areas was carried out by Minco geologists in April.

Five ancient mining pits were recognised and a mineralization zone characterised with strong silification and brecciation was seen within thick metamorphosed quartz sandstone in the Jiangjungou area. The observed width of the zone is from 0.05 to 0.3m. Nine grab samples were collected and two of them contain 86g/t Ag and 136g/t Ag respectively.

A site visit was made to the Xiaodonggou area. There is quite a few ancient and modern mining activities in the area. A EW-trending mineralization zone has been recognised in the sericite schist and galena and sphalerite occurred as veinlets and stockworks in the ore zone. Two grab samples returned 160g/t and 615 Ag, 5.24% and 25.44% Pb, and 9.79% and 13.62% Zn respectively.

More detailed follow up for the two areas will be arranged in the second half of this year. The proposed programs include mapping, sampling and logging of the ancient and modern mining pits and surface trenching.

Minco Base Metals

Corporate Overview

Minco Base Metals was formed in 2004 to hold and develop the Company’s base metal projects. To date, the necessary transfers have not been made, but it is intended that Minco Gold’s interest in the White Silver Mountain project will be transferred into Minco Base Metals along with any other base metal assets that the Company acquires.

White Silver Mountain

The Gansu Keyin Mining Co. Ltd. is the operator of the White Silver Mountain project, which will be assigned to Minco Base Metals. Minco Gold has a 63% earned interest in the White Silver Mountain project. The Xiaotieshan mine, owned by the Baiyin Nonferrous Metals Company is currently producing from the upper portion of the deposit. The entire mining and processing infrastructure is in place and, therefore, the Company will not require extensive capital expenditures and incremental costs for development will be correspondingly low. The ore shoots are open at depth and further work is required to test these limits. The White Silver Mountain project is fully-licensed.  Minco Gold can earn up to an 80% interest in the White Silver Mountain project by spending a further 20 million RMB (approximately $2.9 million).

At this stage, the lack of underground drilling equipment in China necessitates use of Minco’s underground drilling unit.  This unit was returned to the project site and plans have been made to complete maintenance on the drill prior to mobilization underground.

The White Silver Mountain Property is a “massive sulphide” deposit containing important values of copper, zinc and lead with gold, and silver values.

The White Silver Mountain Project will be the prime asset of the Company's subsidiary Minco Base Metals Ltd.

The project has potential for development within a short time frame. All of the mining and processing infrastructure is in place and incremental costs for development will be correspondingly low.

An Ordovician felsic volcanic sequence hosts all the known massive sulphide deposits in the Baiyinshan district, which contains three past producing mines and two producing mines. Exploration drilling completed between 1998 and 2001 intersected high grade massive sulphide mineralized zones and demonstrated that massive sulphide bodies persist beneath the lower limits of the Xiaotieshan Mine. However, drilling was insufficient for calculating an inferred resource or to test for the extension of the eastern lens of massive sulphide. In 2006, an exploration program is planned to delineate the known mineralization beneath the Xiaotieshan Mine, including approximately 300 metres of underground drifting, development of four new drill stations, and 4,000 metres of drilling. A resource calculation will be conducted after the completion of the proposed drilling program. The Company is arranging with the mine operators access and development of the lower leads.

Investment in Minco Silver Corporation

The Company owns 14,000,000 common shares (representing 45%) of Minco Silver that was acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

Minco Silver’s principal business is the acquisition, exploration and development of silver dominant natural resource properties in Asia, particularly in China. This business is and will be conducted through joint ventures with Chinese governmental entities and other entities. Minco Silver’s principal property is the Fuwan Property located in Guangdong Province, China.

Prior to November 17, 2006, the Company owned the majority of the shares of Minco silver and, therefore, consolidated the accounts of Minco Silver. Effective November 17, 2006, the Company commenced accounting for its investment in Minco Silver on an equity basis and as a result the following assets and liabilities were deconsolidated at that date: current assets of $5,786,000 (including cash of $6,539 and short term investments of $5,578,000); property and equipment of $80,000; current liabilities of $1,175,000 and non-controlling interest of $2,985,000.  Please refer to the AIF and MD&A of Minco Silver for the year ended December 31, 2006, available on SEDAR and accessible at www.sedar.com, for further information on Minco Silver and its properties.

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	June 30, 2007	December 31, 2006
Investment in Minco Silver Corporation on an equity basis	$ 5,008,751	$ 6,398,692

Market value of Minco Silver shares	$33,600,000	$39,200,000

As of June 30, 2007, Minco Silver had current assets of $18,825,000, property and equipment of $120,000, current liabilities of $2,003,000 and shareholders equity of $16,943,000. During the first six months ended June 30, 2007, Minco Silver incurred exploration costs of $1,824,000, administration costs of $1,623,000 and a loss of $3,068,000, resulting in an equity loss of $1,390,000 for the Company.

Results of Operations

In the following discussion, financial amounts have been rounded to the nearest thousand dollars or RMB, as applicable.

Exploration Costs

Gross exploration costs totaled $366,000 for the three months ended June 30, 2007 compared to $78,000 in 2006 ($307,000 including exploration on the Fuwan property of $230,000). Over the three month period, the Company expensed $366,000 (2006: $78,000) and recovered $nil (2006: $17,000).

Gross exploration costs totaled $1,026,000 for the six months ended June 30, 2007 compared to $198,000 in 2006 ($603,000 including exploration on the Fuwan property of $405,000). Over the six month period, the Company expensed $1,026,000 (2006: $198,000) and recovered $NIL (2006: $95,000).

Three Months Ended		Six Months Ended
June 30,		June 30,
	2007	2006	2007	2006
Currently active properties:
Gansu
- White Silver Mountain	$1,850	$11,153	$8,824	$16,333
- Yangshan (Anba)	1,588	-	2,137	4,209
- Minco-Qinqi			10,650	14,928
(formerly West Extension of Yangshan)	9,758	7,716
- Longnan	261,821	50,465	481,658	125,363
Inner Mongolia
- Gobi Gold	6,086	339	8,506	2,963
- BYC	6,805	17,368	13,625	95,331
Guangdong
- Changkeng	11,912	7,947	22,870	33,786
Hunan
- Gold Bull Mountain	66,157		478,110	-
Total	365,977	94,988	1,026,380	292,913
Exploration cost recoveries	-	(17,368)	-	(95,331)
Expensed exploration permits	-		-
Expensed exploration costs	(365,977)	(77,620)	(1,026,380)	(197,582)
Capitalized mining permit costs	$ -	$ -	$ -	$ -

Exploration costs on the Fuwan property by Minco Silver that were included in the 2006 accounts of the Company were:

	Three months ended June 30, 2006	Six months ended June 30, 2006
Guangdong:
Fuwan	$ 229,726	$ 404,972

The increase in exploration costs is due to field work conducted on the Longnan Properties and the drilling and underground development on the Gold Bull Mountain Properties during the three and six months ended June 30, 2007. There are no costs included for the Fuwan Property as the Company has not consolidated the results of Minco Silver since November 17, 2006. Details of the expenditures incurred on the properties are as follows:

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Gansu – White Silver Mountain

Consulting fees	$ 938	$ 3,372	$ 938	$ 5,972
Drilling and tenure	-	6,157	-	6,157
Other exploration costs	912	1,624	7,886	4,204
Total	$ 1,850	$ 11,153	$ 8,824	$ 16,333

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Gansu – Yangshan (Anba)

Labor costs	$ -	$ -	$ -	$ 4,209
Other exploration costs	1,588	-	2,137	-
Total	$ 1,588	$ -	$ 2,137	$ 4,209

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Gansu – Minco-Qinqi
(formerly West Extension of Yangshan)

Consulting fees	$ 8,725	$ 4,713	$ 8,725	$ 11,638
Labor costs		2,323		2,611
Other exploration costs	1,033	680	1,925	679
Total	$ 9,758	$ 7,716	$ 10,650	$ 14,928

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Gansu – Longnan

Consulting fees	$ 47,578	$ 16,817	$ 69,795	$ 28,107
Geology and geochemistry	143,432	11,667	288,632	54,777
Labor costs	45,447	14,660	80,446	21,252
Other exploration costs	25,364	7,321	42,785	21,227
Total	$ 261,821	$ 50,465	$ 481,658	$ 125,363

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Inner Mongolia – Gobi Gold

Consulting fees	$ 2,750	$ -	$ 3,208	$ -
Other exploration costs	3,336	339	5,298	2,963
Total	$ 6,086	$ 339	$ 8,506	$ 2,963

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Inner Mongolia – BYC

Drilling and geology	$ 2,292	$ 17,368	$ 2,750	$ 95,331
Other exploration costs	4,513		10,875
Exploration costs recoveries	-	(17,368)		(95,331)
Total	$ 6,805	$ -	$ 13,625	$ -

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Guangdong – Changkeng

Consulting fees	$ 3,750	$ 3,546	$ 10,313	$ 8,747
Drilling and geology	4,863	438	4,863	13,951
Labor costs	187	2,282	187	2,282
Other exploration costs	3,112	1,681	7,507	8,806
Total	$ 11,912	$ 7,947	$ 22,870	$ 33,786

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Hunan- Gold Bull Mountain

Consulting fees	$ 16,729	$ -	$ 31,725	$ -
Drilling and geology	40,356	-	430,848	-
Labor costs	6,434	-	12,868	-
Other exploration costs	2,638	-	2,699	-
Total	$ 66,157	$ -	$ 478,110	$ -

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Guangdong – Fuwan

Consulting fees	$ -	$58,955	$ -	$88,602
Drilling and geology	-	150,830	-	270,168
Labor costs	-	8,480	-	20,849
Other exploration costs	-	11,461	-	25,353
Total	$ -	$229,726	$ -	$404,972

Administrative Expenses

Prior to November 17, 2006, the Company owned the majority of the shares of Minco Silver and consolidated the results of Minco Silver with those of the Company. Since that date the Company has accounted for the investment on an equity basis. The table below presents the Statement of Operations for the Company for the six months ended June 30, 2007 and 2006, as reported and on an equity basis, to provide a more meaningful comparison of results:

	Six months ended June 30,2007	Six months ended
		June 30,2006
	As Reported, Equity basis	Restated on an Equity basis	As Reported, Consolidated basis

Exploration costs	$1,026,380	$197,582	$602,554

Administrative expenses
Accounting and audit	45,106	91,227	160,409
Amortization of equipment	26,981	20,812	24,445
Consulting fees	47,745	28,521	65,454
Director's fees	35,500	22,500	39,000
Foreign exchange loss	134,810	41,698	35,876
Investor relations	348,403	223,036	383,879
Legal	13,651	18,072	40,317
Listing, filing and transfer agents	54,505	56,937	84,024
Meals and entertainment	21,768	19,293	30,534
Office and miscellaneous	76,358	58,505	91,817
Property investigation	77,750	73,974	128,590
Rent	101,391	81,609	132,907
Salaries and benefits	302,912	143,804	223,226
Stock based compensation	713,000	102,000	460,000
Telephone	17,250	10,088	16,161
Travel and transportation	56,908	31,430	51,127
	2,074,038	1,023,506	1,967,766
Operating loss	(3,100,418)	(1,221,088)	(2,570,320)
Other income (loss)
Equity loss from investment in Minco Silver	(1,389,941)	(601,257)	-
Write down of short-term investments	(67,968)	(158,443)	(158,443)
Interest and sundry income	170,096	202,766	320,885
Loss before non-controlling interest	(4,388,231)	(1,778,022)	(2,407,878)
Non-controlling interest	-	-	481,856
Loss for the period	$(4,388,231)	$(1,778,022)	$(1,926,022)

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the six-month period ended June 30, 2007, the Company spent a total of $2,074,000 on administrative expenses compared to $1,968,000 (or $1,024,000 on an equity basis) in the same period of 2006. In general, the administrative expenses have increased in Minco Gold as the Company has increased the number of employees resulting in increased compensation and investor relations expenses.

Significant changes in expenses are as follows:

•

Professional fees (accounting, audit and legal fees) for the six-month period ended June 30, 2007 were $59,000, as compared to $201,000 (or $109,000 on an equity basis) in the same period of 2006. The 2006 accounting and audit fees were high due to the 2005 fiscal year’s actual audit fees far exceeded the amount accrued at December 31, 2005.

•

Personnel costs (comprising salaries, benefits and consulting fees) for the six-month period ended June 30, 2007 were $351,000, compared to $289,000 (or $172,000 on an equity basis) in the same period of 2006. The increase is a result of the Company recruiting several senior level employees in Canada and China throughout 2006 and 2007, including a VP Corporate Development and a CFO in Canada and senior employees in China.

•

The Company incurred investor relations expense of $348,000 in the six-month period ended June 30, 2007 compared to $384,000 (or $223,000 on an equity basis) in the same period of 2006. The amounts increased as the Company increased its investor relations staff and retained the services of a number of investor relations groups.

•

The Company realized a foreign exchange loss of $135,000 as a result of converting significant funds to US$ in order to meet registered capital requirements of Minco China, as compared to a loss of $36,000 (or $42,000 on an equity basis) in the same period of 2006.

•

The Company recorded stock based compensation in the first half of 2007 of $713,000 compared to $460,000 (or $102,000 on an equity basis) in the comparative period. The increase was attributable to the options granted to the increased staff discussed above.

In the period ended June 30, 2007, the Company granted 930,000 stock options to employees and consultants with a price range from $1.44 to $1.95 per share.

In the three-month period ended June 30, 2007, the Company spent a total of $1,170,000 on administrative expenses compared to $1,147,000 (or $492,000 on an equity basis) in the comparative period. The increase is due to more business activity in 2007 as discussed above.

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees.

In the three months ended June 30, 2007, interest and sundry income was $81,000 compared to $195,000 (or $129,000 on an equity basis) in the comparative period. The decrease was mainly due to a lower balance on deposit.

Interest and sundry income for the six months ended June 30, 2007 was $170,000 compared to $321,000 (or $203,000 on an equity basis) in the comparative period.

Financial Position

Since the Company’s last year end on December 31, 2006, its total assets have decreased from $19,585,000 to $15,990,000 at June 30, 2007.  None of the components of total assets have changed significantly in that period other than some of the short-term investments were converted to cash and used to fund operations and the Equity Investment in Minco Silver decreased due to the Company’s equity loss in the operations of Minco Silver.

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters:

	2007		2006				2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Interest and sundry income	$80,586	$89,510	$173,201	$179,545	$194,884	$126,001	$293,269	$49,829
Net income (loss)	(2,403,260)	(1,984,971)	3,078,835	(2,170,137)	(1,280,757)	(1,217,265)	(1,481,107)	(971,812)
Net income (loss) per share – basic and diluted	$ (0.06)	$ (0.05)	$ 0.07	$ (0.05)	$ (0.03)	$ (0.03)	$ (0.04)	$ (0.03)

During the most recent eight quarters, the Company had no discontinued operations or extraordinary items.

Some period-to-period fluctuations are the result of specific exploration initiatives.

In the last quarter of 2006, the Company generated a dilution gain of $5,213,000 on November 16, 2006 on the issuance of shares by Minco Silver pursuant to a short form prospectus and recorded equity loss on investment in Minco Silver of $521,000.

Liquidity and Capital Resources

The Company is in the exploration stage and does not generate significant revenues. The Company relies on equity financing for its working capital requirements to fund its exploration, investment, and permitting activities.

Cash Flow

Operating Activities

In the second quarter of 2007, the Company used cash of $1,224,000 to support operating activities compared to $1,131,000 in the same period of 2006.  The net loss in this quarter was $2,403,000. In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as amortization of $13,000, stock-based compensation of $324,000, the equity loss on the investment in Minco Silver of $880,000, and the write down of marketable securities of $68,000. It’s also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital consumed cash of $106,000.

For the six-month periods ended June 30, 2007 and 2006, cash used in operating activities was $2,421,000 and $2,014,000, respectively.

Financing Activities

In the second quarter of 2007, the Company generated $97,000 from financing activities, which includes the issuances of 102,833 common shares through exercise of stock options at the price range from $0.55 to $1.35 per share. In the same period of 2006, the Company generated cash of $3,520,000 from the issuances of 258,299 common shares through exercise of stock options at the price range from $0.83 to $1.80 per share for proceeds of $264,000 and exercise of 2,166,428 special warrants at the price range from $1.50 to $1.70 per share for proceeds of $3,256,000.

In addition, Minco Silver generated a total of $25,000 from the 20,000 share purchased warrants exercised at $1.25 per share in the second quarter of 2006.

During the six-month period ended June 30, 2007, the Company generated $97,000 from financing activities, compared to $4,346,000 in the same period of 2006.

Investing Activities

In second quarter of 2007, the Company generated $93,000 from investing activities compared to $1,838,000 in the same period of 2006. In the current quarter, $1,151,000 was generated from short-term investments and was subsequently used to fund the Company’s activities. The Company also spent $90,000 to purchase new equipment and capital assets and $968,000 to fund activities on behalf of Minco Silver that were recovered subsequent to June 30, 2007.

For the six months period ended June 30, 2007 and 2006, the cash generated from investment activities were $4,132,000 and $1,896,000, respectively.

Available Resources

The Company’s cash and short-term investment balance at June 30, 2007 amounted to $8,219,000, which is sufficient to fund the Company’s operations and exploration activities for at least 12 months.

Share Capital

As at June 30, 2007, 379,516   (December 31, 2006 – 759,030) of the shares issued were held in escrow. Under the original escrow agreement, 4,880,000 escrow shares were to be released based on the Company’s expenditures on exploration and development of a particular resource property. In July 2005, the Company released 1,473,264 escrow shares based on exploration expenditures. In June 2005, the Company’s shareholders approved a new escrow agreement that will result in the remaining 1,518,058 escrow shares being released over a period of 18 months on a time release basis: (a) 379,514 escrow shares on December 31, 2005; (b) 379,514 escrow shares on July 1, 2006; (c) 379,514 escrow shares on December 31, 2006; and (d) 379,516 escrow shares on July 1, 2007.

Contractual Obligations

(a)

The Company has commitments in respect of office leases requiring minimum payments of $2,558,000, as follows:

2007	287,213
2008	299,113
2009	291,581
2010	296,258
2011	311,850
2012	317,048
2013	332,640
2014	337,838
2015	84,459
8,000

The Company has entered into sub-lease agreements for a portion of its leased premises and the office lease payments will be shared with these companies.

(b)

The Company also conditionally committed to payments of up to $8,263,660 in respect of joint venture investments and mineral property development.

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
YGM (1)	3,333,241	-	3,333,241	-	-
Minco-Qinqi (formerly Yangshan West Extension) (2)	1,041,638	1,041,638	-	-	-
Zhongjia Minco (3)	3,888,781	555,540	3,333,241	-	-
Total	$8,263,660	$1,597,178	$6,666,482	$ -	$ -

Notes:

(1)

Costs of exploration permits and investment commitments in accordance with the YGM Contract dated October 29, 2003;

(2)

Costs of exploration permits and investment commitments in accordance with the Gansu JV Contract dated March 1, 2004;

(3)

Costs of investment commitments in accordance with the Henan Zhongjia Minco JV Contract dated April 30, 2007;

Transactions with Related Parties

a.

The Company incurred the following fees to its directors or corporations controlled by its directors:

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
Exploration costs	$ 16,875	$ 14,230	$ 39,375	$ 25,405
Management fees	4,688	725	4,688	3,980
Property investigation	8,437	5,730	14,062	8,370
Investor relations	-	1,290	-	3,820
Director's fees	16,000	12,000	35,500	22,500
	$ 46,000	$ 33,975	$ 93,625	$ 64,075

b.

As of June 30, 2007 receivables of $128,831 (December 31, 2006 - $86,238) are due from three companies related by a common director.

c.

At June 30, 2007, the Company has a balance of $1,261,348 (December 31, 2006 – $442,404) due from Minco Silver in relation to expenditures on the Fuwan Property, new silver projects’ investigation and shared office expenses. The amount due from Minco Silver is unsecured, non-interest bearing and repayable on demand. The amount was paid subsequent to the period end.

d.

In 2003, the Company entered into a letter agreement with New Cantech, which is related by one common director. Pursuant to the terms of the agreement on the BYC project in Inner Mongolia, the Company received, from New Cantech, 500,000 common shares. As of June 30, 2007, the Company had sold 80,000 common shares in the market, and there were 420,000 common shares in total holding by the Company.

On September 28, 2006, New Cantech notified the Company that it does not want to proceed further with the BYC Option, and the two parties signed a termination agreement on October 3, 2006. Pursuant to the BYC Option Agreement, New Cantech reconveyed to the Company all of its rights and interest in and to the BYC Property.

The above transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements except through its joint ventures. As disclosed elsewhere in this management’s discussion and analysis, the Company has certain obligations which must be met to earn an interest in the allocation of any future profits that may be generated from the joint ventures.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments.

Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

Changes in Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the December 31, 2006 audited financial statements. There has been no change to the Company’s accounting policies in the current period.

Financial Instruments and Other Instruments

Fair value - The fair values of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities approximates their carrying values due to the short-term nature of these financial instruments.

Exchange risk - The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments.

Credit risk - The Company generally places its short-term investment funds with government and Canadian bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

Outstanding Share Data

Minco Gold has an authorized capital of 100 million common shares with no par value. Minco Gold had 42,968,052 common shares outstanding as at June 30, 2007 and 42,865,219 common shares outstanding as at December 31, 2006.

As at June 30, 2007, Minco Gold had 580,500 warrants exercisable at $2.00 per share, that expired unexercised on July 21, 2007, and 3,353,334 stock options outstanding, exercisable at varying prices between $1.07 and $2.55 per share.